JINGLZ, INC.
STATEMENTS OF OPERATIONS
(unaudited)

		December 31, 2019		December 31, 2018
REVENUE				
Servcie/Fee Income	$	14,351	$	-
OPERATING EXPENSES				
Executive compensation		282,467		216,294
General and administrative		588,049		537,287
Rewards		-		4,675
Professional fees		92,130		318,816
Total Operating Expenses		962,646		1,077,072
Loss from Operations		(948,295)		(1,077,072)
OTHER INCOME (EXPENSE)				
Interest income		47		38
Loss on sale of asset		-		-
Interest expense		(16,901)		(36,356)
Net Loss before Income Taxes		(965,149)		(1,113,390)
Income tax expense		-		(250)
Net Loss	$	(965,149)	$	(1,113,640)

The accompanying notes are an integral part of these financial statements